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                            June 9, 2021

       Martin D. McNulty, Jr.
       Chief Executive Officer
       Starboard Value Acquisition Corp.
       777 Third Avenue, 18th Floor
       New York, New York 10017

                                                        Re: Starboard Value
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 13, 2021
                                                            File No. 001-39496

       Dear Mr. McNulty:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 13, 2021

       Questions and Answers about the Proposals for SVAC Stockholders
       What consideration will the Cyxtera Stockholder receive in the Business Combination?, page 8

   1. We note that, at the effective time of the First Merger, SVAC shall issue 106,100,000 shares of Class A
common stock to the Cyxtera Stockholder. Please provide the
                                                        approximate dollar
value of the merger consideration and disclose that the market value of the shares to be issued
could vary from the market value as of the date of the proxy statement. In this
regard, we note that the $9.92 per share value you used on the proxy statement cover page is
based on the average of the high and low prices of Starboard
                                                        Value Acquisition Corp.
Class A common stock reported on the Nasdaq Stock Market on
                                                        May 11, 2021.
 Martin D. McNulty, Jr.
FirstName  LastNameMartin
                Acquisition D. McNulty, Jr.
Starboard Value             Corp.
Comapany
June 9, 2021NameStarboard Value Acquisition Corp.
June 9,
Page 2 2021 Page 2
FirstName LastName
Summary of the Proxy Statement
Summary of Risk Factors, page 28

2. Please revise the bullet point that states "Cyxtera has incurred substantial losses in the past and may incur additional losses in the future" to quantify their net losses for each of the reporting periods. Additionally, please revise the last bullet point to quantify Cyxtera's indebtedness.
Risk Factors, page 43

3.       On page 173, you state that "Lumen accounts for more than 5% of
Cyxtera   s annual
         revenues (approximately 13% in 2020) and Cyxtera   s top 20 customers
account for
         approximately 42% of total revenues on a combined basis." Similarly, on page 182, you
         state that "Cyxtera   s largest customer accounted for approximately
15% of its recurring
         revenues on average for the years ended December 31, 2020, 2019 and
2018. Cyxtera   s 50
         largest customers accounted for approximately 57%, 59% and 55%, respectively, of its recurring revenues for the years ended December 31, 2020, 2019 and 2018." Please provide risk factor disclosure related to Cyxtera's customer concentration and, where applicable, discuss the material terms of the agreements with these customers, including, but not limited to, terms and termination provisions.
Cyxtera's government customers, contracts and subcontracts may subject it to additional risks, page 51

4. To the extent material, please quantify the amount or percentages of revenue generated from government contracts that may be terminated at any time, without cause.
The BC Stockholder and the Medina Stockholder will own a substantial amount of equity interests in us, page 79

5. You state that as of the closing of the Transactions, the Cyxtera Stockholder will beneficially hold approximately 58.4 % of the Class A common stock. Please clarify
         whether the company will be a    controlled company    under the
definition of the
         applicable listing exchange immediately after the closing of the Transactions and provide applicable disclosure to the extent appropriate.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Transactions, page 82

6.       You indicate the maximum redemption scenario is based on the maximum number of
         redemptions that may occur but which would still provide sufficient cash to satisfy the minimum cash condition. Please revise to clarify whether the public shareholders have the ability to redeem shares such that the minimum cash condition may not be met. If so, disclose whether the merger will still be consummated if that happens or tell us how you intend to fund any additional redemptions. As applicable, consider including an additional
 Martin D. McNulty, Jr.
FirstName  LastNameMartin
                Acquisition D. McNulty, Jr.
Starboard Value             Corp.
Comapany
June 9, 2021NameStarboard Value Acquisition Corp.
June 9,
Page 3 2021 Page 3
FirstName LastName
         pro forma column that assumes 100% of the shares are redeemed. If the shareholders do not have the ability to redeem additional shares, tell us what conditions are in place to restrict such redemptions.
Adjustment to Unaudited Pro Forma Condensed Combined Balance Sheet, page 89

7.       We note your adjustment    (I)   , which is to reflect the
reclassification of SVAC historical
         accumulated deficit to additional paid-in capital. It would appear that such adjustment should be a credit of $27.1 million to accumulated deficit and a corresponding debit to additional paid-in capital; however, you are reflecting the debit to accumulated deficit and the credit to additional paid in capital. Please revise or explain. Background of the Business Combination, page 99

8.       You state that "SVAC   s management team evaluated over 300 potential
business
         combination targets, made contact with representatives of dozens such potential combination targets to discuss the potential for a business combination transaction and entered into non-disclosure agreements with 11 such potential business combination targets." Please disclose the point at which the potential alternatives were eliminated from consideration and the reasons why as well as the bases for your determination that
         Cyxtera was the most attractive business combination target of the 11.
9. Please discuss the negotiations regarding the enterprise value and the other material terms from the non-binding indication of interest until execution of the merger agreement. For example, clarify whether what was proposed by one party with respect to the enterprise value and other material terms was agreed to by the other party or whether a counteroffer was made. If there was a counteroffer, explain how the parties came to an agreement on the final material term. Also disclose how SVAC determined the enterprise value during negotiation of the merger agreement.
10. Please discuss how the parties arrived at the exact terms of the merger agreement, including how the merger consideration and post-combination ownership structure and percentages were determined, and expand your discussion regarding the negotiations for the PIPE financing.
Proposal Number 1 -- The Business Combination Proposal
SVACs Board of Directors Reasons for the Approval of the Business Combination, page 103

11.      You state on page 104 that although SVAC   s board of directors did
not seek a third-party
         valuation, the SVAC board of directors relied on reports from SVAC   s
various consultants
         and advisors. If a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the proxy statement, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. Please refer to Item 14(b)(6) of
Schedule 14A.
         Alternatively, please tell us why you do not believe Item 14(b)(6) applies.
 Martin D. McNulty, Jr.
FirstName  LastNameMartin
                Acquisition D. McNulty, Jr.
Starboard Value             Corp.
Comapany
June 9, 2021NameStarboard Value Acquisition Corp.
June 9,
Page 4 2021 Page 4
FirstName LastName
Unaudited Prospective Financial Information, page 107

12. Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination, including the analyses that led to your conclusion that the aggregate merger consideration reflects an attractive valuation. If such analyses were not performed, please disclose this information. Additionally, if there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure.
13. You state that "the management of Cyxtera has prepared the prospective financial information... to present the key elements of the forecasts provided to SVAC." On page
         107, you describe these as "certain summarized prospective financial information regarding Cyxtera for 2021 and 2022." Please tell us if you have disclosed all the projections provided to SVAC, or only key elements. If you have not provided all projects given to SVAC, revise to include all material projections or tell us why you believe any projections not included in the document are not material. In addition, tell us whether any other information was provided to SVAC to support the projections. If so, disclose the material estimates and hypothetical assumptions upon which they are based.
         Finally, if projections were prepared by the Board, separate from those offered by
         Cyxtera, please provide those projections or tell us why they are not material to investors.
Satisfaction of 80% Test, page 108

14. Please disclose the components of the enterprise value calculation and clarify specifically how SVAC management determined the enterprise value of Cyxtera to conclude that
         $3.425 billion was a fair valuation.
Cautionary Note Regarding Forward-Looking Statements, page 161

15. We note your reliance upon the safe harbor provided by Section 27A(b)(1)(B) of the
         Securities Act and Section 21E(b)(1)(B) of the Exchange Act for forward-looking statements. However it is unclear whether this safe harbor is available for forward-
         looking statements made in connection with a SPAC merger. Therefore, please qualify your assertion with a statement indicating that there is uncertainty as to the availability of the safe harbor in connection with a SPAC merger.
Business of Cyxtera
Data Center Industry, page 167

16.      We note your reference to market data provided by IDC   s Worldwide
Datacenter
         Installation Census and Construction Forecast and Structure Research. Please tell us whether you commissioned any third party report for use in connection with this transaction. If so, please tell us what consideration you gave to providing the information required by Item 14(b)(6) of Schedule 14A.
 Martin D. McNulty, Jr.
FirstName  LastNameMartin
                Acquisition D. McNulty, Jr.
Starboard Value             Corp.
Comapany
June 9, 2021NameStarboard Value Acquisition Corp.
June 9,
Page 5 2021 Page 5
FirstName LastName
Key Operational and Business Metrics, page 181

17. You state that MRR is calculated as the Total Contract Value/Term of Contract (months), where the Total Contract Value is the total value of a contract including recurring and non-recurring charges for the service period defined by the contract. Please revise to clarify if this measure is calculated at a point in time (e.g. last month of the period) or whether it represents an average for a particular period (e.g. average MRR for fiscal year).
         Clarify whether this measure includes both colocation services that have durations of up to
         3 years and interconnection services, which you indicate have month-to-month contract terms. Lastly, you refer to both MRR and contracted MRR. To the extent these measures differ, revise to ensure that you separately define each measure.
18. You define bookings as the net increase of contracted MRR. Please revise to disclose the
         MRR amounts used in your bookings calculations, noting the periods to which they relate, to give context to the net increase in the amounts disclosed. Further, revise to explain your reference to "net" increase. In this regard, it is unclear what this measure is net of and how that is considered in the calculation. Similar, revisions, additions and clarifications should be made with regards to your churn metric.
19. Please tell us whether Cyxtera's considers interconnection revenue and utilization rate to be key business metrics that management uses to manage the business. If so, please tell us your consideration of disclosing these measures for each of the periods presented. We refer you to Section III.B of SEC Release 33-10751.
Key Components of Results of Operations, page 182

20. You indicate that during the past three years, more than 80% of your monthly recurring revenue bookings came from existing customers. Since you state that bookings is the net
         increase in contracted MRR, please revise to clarify what    monthly
recurring revenue
         bookings    is and how you determine the portion of such measure
derived from existing
         customers. Further, revise to state the exact percentage derived from existing customers for all periods presented.
21. Please provide us with a breakdown of the various services included in your recurring revenue for each period presented. As certain of your services are offered on a month-to-
         month contract basis and subject to potential termination more frequently then your colocation services, tell us your consideration to separately discuss such services and the potential risk to your operations should the monthly contracts not renew.
Results of Operations
Revenues, page 187

22. Please separately quantify the amount of revenue reduction impacted by the data center closures, non-renewal of contracts, and regular Churn dynamics. Additionally, for additional context, where applicable, please quantify the number of data centers owned by
         Cyxtera for the periods presented.
 Martin D. McNulty, Jr.
FirstName  LastNameMartin
                Acquisition D. McNulty, Jr.
Starboard Value             Corp.
Comapany
June 9, 2021NameStarboard Value Acquisition Corp.
June 9,
Page 6 2021 Page 6
FirstName LastName




Beneficial Ownership of Securities, page 219

23. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-41

24. Tell us how much revenue was recognized from contract settlements in each period presented. Further, tell us why such amounts are recognized ratably over the remaining term of the contract when the contract has been terminated and, to the extent amounts are material, revise your disclosures accordingly.
Note 5. Revenue, page F-49

25. You disclose the remaining performance obligations do not include variable consideration such as the usage of metered power. Please tell us the amount of variable consideration recognized for usage and how it is recognized during the contract term. To the extent material, revise your policy disclosures accordingly.
Note 14. Profit interest units of SIS Holdings LP, page F-58

26. We note there are profit interest units outstanding as of December 31, 2020, which are
         Class B limited partnership units in SIS Holdings LP. Please tell us what happens to these units in the proposed business combination, if anything, and how they will be accounted for going forward. Revise your disclosures where appropriate.
General

27. You state that approval of each of the Business Combination Proposal, the Nasdaq
         Proposal, the Director Election Proposal, the 2021 Incentive Plan Proposal and the
         Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of Class A common stock and Class B common stock entitled to vote and who actually cast a vote at the special meeting, voting as a single class. Please disclose the percentage of public shares that would be required to approve the proposals if only a quorum of SVAC shares are present, assuming no redemption and maximum redemptions are made.
28. Please include a form of proxy with your next amended proxy statement. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Martin D. McNulty, Jr.
Starboard Value Acquisition Corp.
June 9, 2021
Page 7

       You may contact Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake
Ayoola, Senior Counsel, at 202-551-3673, or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameMartin D. McNulty, Jr.
                                                          Division of
Corporation Finance
Comapany NameStarboard Value Acquisition Corp.
                                                          Office of Technology
June 9, 2021 Page 7
cc:       Alice Hsu
FirstName LastName